EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

In millions	2010	2009	2008	2007	2006
Earnings
Earnings before income taxes and noncontrolling interests	$1,617	$640	$1,178	$1,169	$1,083
Add:
Fixed charges	95	87	99	102	135
Amortization of capitalized interest	3	5	3	6	5
Distributed income of equity investees	178	215	186	107	75
Less:
Equity in earnings of investees	321	196	231	192	121
Capitalized interest	5	6	11	5	5
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	2
Earnings before fixed charges	$1,567	$745	$1,224	$1,187	$1,170

Fixed charges
Interest expense	$40	$35	$42	$58	$96
Capitalized interest	5	6	11	5	5
Amortization of debt discount	1	2	2	1	1
Interest portion of rental expense (1)	49	44	44	38	33
Total fixed charges	$95	$87	$99	$102	$135

Ratio of earnings to fixed charges	16.5	8.6	12.4	11.6	8.7

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.